(Reference Translation)

(For reference)

May 11, 2022

Toyota Motor Corporation

Holding of Ordinary General Shareholders’ Meeting

1. Date and time:	10:00 a.m., Wednesday, June 15, 2022

2. Venue:	Toyota Head Office, 1, Toyota-cho, Toyota City, Aichi Prefecture

3. Meeting Agenda:

Reports:

Reports on business review, consolidated and unconsolidated financial statements for FY2022 (April 1, 2021 through March 31, 2022) and a report by the Accounting Auditor and the Audit & Supervisory Board on the audit results of the consolidated financial statements for FY2022.

Resolutions:

Proposed Resolution 1:	Election of 9 Members of the Board of Directors

Proposed Resolution 2:	Election of 2 Audit & Supervisory Board Members

Proposed Resolution 3:	Election of 1 Substitute Audit & Supervisory Board Member

Proposed Resolution 4:	Revision of the Restricted Share Compensation Plan for Members of the Board of Directors (excluding Outside Members of the Board of Directors)

Proposed Resolution 5:	Partial Amendments to the Articles of Incorporation (Amendment in association with the introduction of the system for electronic provision of materials for General Shareholders’ Meetings)